Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

Dated as of December 2, 2013

among

PAN LONG COMPANY LIMITED

PAN LONG INVESTMENT HOLDINGS LIMITED

and

EXCEED COMPANY LTD.

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4.13	Environmental Matters	22
4.14	Tax Matters	22
4.15	Labor Matters	23
4.16	Intellectual Property	23
4.17	Insurance	24
4.18	Opinion of Financial Advisor	24
4.19	Affiliated Transactions	24
4.20	Brokers and Finders	24
4.21	No Additional Representations	24

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

5.1	Organization, Good Standing and Qualification	25
5.2	Corporate Authority	25
5.3	Financing	25
5.4	Capitalization of Parent and Merger Sub	26
5.5	Consents and Approvals; No Violations	27
5.6	Litigation	27
5.7	Brokers and Finders	27
5.8	Schedule 13E-3; Proxy Statement; Other Information	28
5.9	Solvency	28
5.10	Ownership of Securities	28
5.11	Voting Agreement; Contribution Agreement	28
5.12	Certain Arrangements	28
5.13	Non-Reliance on Company Estimates	29
5.14	No Additional Representations	29

ARTICLE VI

COVENANTS

6.1	Conduct of Business Pending the Merger	29
6.2	Acquisition Proposals	33
6.3	Preparation of the Schedule 13E-3	37
6.4	Shareholders’ Meeting	37
6.5	Filings; Other Actions; Notification	38
6.6	Access and Reports	39
6.7	Stock Exchange Delisting	39
6.8	Publicity	39
6.9	Financing	39
6.10	Expenses	39
6.11	Indemnification; Directors and Officers’ Insurance	40
6.12	Resignations	41
6.13	Participation in Litigation	41
6.14	Actions Taken at the Direction of Mr. Shuipan Lin	41

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6.15	Employee Benefits Matters	41

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	42
7.2	Conditions to Obligations of Parent and Merger Sub	42
7.3	Conditions to Obligation of the Company	43
7.4	Frustration of Closing Conditions	43

ARTICLE VIII

TERMINATION

8.1	Termination	43
8.2	Effect of Termination	45
8.3	Termination Fee	45

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1	Non-Survival of Representations and Warranties and Agreements	47
9.2	Modification or Amendment	47
9.3	Waiver	47
9.4	Governing Law and Venue	48
9.5	Notices	48
9.6	Entire Agreement	49
9.7	No Third Party Beneficiaries	50
9.8	Severability	50
9.9	Interpretation; Absence of Presumption	50
9.10	Assignment	50
9.11	Remedies	51
9.12	Counterparts; Signatures	51

Appendix 1	Plan of Merger
Appendix 2	Rollover Shareholders

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 2, 2013, is by and among Pan Long Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Pan Long Investment Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by Parent (“Merger Sub”), and Exceed Company Ltd., a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”).

WITNESSETH:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee (as defined below), has (i) determined that it is in the best interest of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval of this Agreement and the BVI Plan of Merger (as defined below) by the shareholders of the Company pursuant to Part IX of the BVI Business Companies Act, 2004, as amended, of the British Virgin Islands (the “BVI Companies Act”), at the Shareholders’ Meeting (as defined below);

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent and Merger Sub’s willingness to enter into this Agreement, the Rollover Shareholders (as defined below) have each executed and delivered to Parent the contribution agreement (the “Contribution Agreement”), pursuant to which and subject to the terms and conditions set forth therein, they will each agree to the transfer of the Rollover Shares (as defined below) to Parent prior to the Closing (as defined below) and to subscribe for newly issued shares of Parent;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent and Merger Sub’s willingness to enter into this Agreement, the Rollover Shareholders (as defined below) have each executed and delivered to Parent the voting agreement (the “Voting Agreement”), pursuant to which and subject to the terms and conditions set forth therein, they will each vote in favor of this Agreement and consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, Mr. Shuipan Lin, (the “Limited Guarantor”) has delivered a limited guarantee in favor of the Company (the “Limited Guarantee”) to guarantee the due and punctual performance and discharge of the payment obligations of Parent and Merger Sub under Section 8.3(b) of this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1          Certain Definitions. For purposes of this Agreement:

(a)          “2010 Equity Incentive Plan” means an equity incentive plan of the Company approved by the shareholders of the Company on June 30, 2010.

(b)          “Acquisition Proposal” means (i) any bona fide written inquiry, proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its Subsidiaries, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, twenty percent (20%) or more of the total voting power of the equity securities of the Company, and (ii) any acquisition by any Person, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, twenty percent (20%) or more of the total voting power of any class of equity securities of the Company, or twenty percent (20%) or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

(c)          “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

(d)          “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the British Virgin Islands, Hong Kong or Beijing.

(e)          “Environmental Law” means any applicable PRC local, provincial or national statute, law, regulation, order, decree, permit or authorization relating to: (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

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(f)          “Hazardous Substance” means any chemical, pollutant, waste or substance that is: (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls or radioactive material.

(g)          “Independent Committee” means a committee of the Company’s board of directors consisting of three (3) members of the board of directors of the Company that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

(h)          “Intellectual Property” means: (A) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (B) patents and proprietary inventions and discoveries; (C) confidential and proprietary information, trade secrets and know-how (including confidential and proprietary processes, technology, research, recipes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); and (D) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

(i)          “Knowledge” means, with respect to the Company, the actual knowledge of Mr. Ding Dongdong, and with respect to any other party hereto, the actual knowledge of any director of such party, in each case, after due inquiry.

(j)          “Material Adverse Effect” means any change, effect, event, violation, circumstance, occurrence, development or fact, (any such item, an “Effect”) that is, or would reasonably be expected to be, either individually or in the aggregate with all other Effects, materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect, alone or in combination, related to or arising out of any of the following shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur: (A) the announcement of this Agreement or pendency of the transactions contemplated by this Agreement or the identity of Parent or its shareholders as the acquiror of the Company, including the initiation of litigation or other legal proceedings related to this Agreement or the transactions contemplated by this Agreement; (B) any change in the Company’s stock price or trading volume (it being understood that any change in the Company underlying or contributing to such change in stock price or trading volume may be taken into account in determining whether a Material Adverse Effect exists); (C) actions or omissions of the Company or any of its Subsidiaries taken pursuant to the terms of this Agreement or with the written consent or at the written request of Parent or Merger Sub; (D) any breach of this Agreement by Parent or Merger Sub; (E) Effects affecting the financial, credit or securities markets in the United States, the PRC or any other country or region in the world, including changes in interest rates or foreign exchange rates; (F) Effects affecting the industry in which the Company and its Subsidiaries operate; (G) changes in general business, economic or political conditions; (H) any Effect caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared); including any escalation or worsening thereof; (I) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, or other similar force majeure events; (J) changes or modifications in (x) the generally accepted accounting principles applicable to the Company and its Subsidiaries occurring after the date of this Agreement or (y) applicable Law or the interpretation or enforcement thereof; (K) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (L) any change or prospective change in the Company’s credit ratings; and (M) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; provided, however, that any Effect referred to in clauses (E), (F), (G), or (J) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Material Adverse Effect has occurred or is reasonably expected to occur).

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(k)          “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company Reports filed prior to the date hereof; and (ix) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Material Adverse Effect.

(l)          “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(m)        “PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region and Taiwan.

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(n)          “Representatives” means, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

(o)          “Rollover Shareholders” means, certain holders of Shares set forth on Appendix 2 hereto.

(p)          “Rollover Shares” means Shares set forth on Appendix 2 hereto that were legally owned by the Rollover Shareholders before transfer to Parent in accordance with the Contribution Agreement.

(q)          “Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein).

(r)          “Subsidiary” means, with respect to any party, any corporation, limited liability company, partnership or similar entity of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(s)          “Superior Proposal” means a bona fide Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to fifty percent (50%)) that was not obtained in violation of Section 6.2 and which the board of directors of the Company (acting through the Independent Committee) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 6.2(c)).

(t)          “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

(u)          “Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with any Governmental Entity, domestic or foreign, including consolidated, combined and unitary tax returns.

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(v)         “Third Party” means any Person or group other than the Company, the Company’s Subsidiaries, Parent, Merger Sub and any of their respective Affiliates.

(w)          “Transaction Documents” means this Agreement, the Limited Guarantee, the Commitment Letter, the Contribution Agreement and the Voting Agreement.

1.2           Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location
Actions	4.8
Agreement	Recitals
Alternative Acquisition Agreement	6.2(d)(ii)
Applicable Date	4.5(a)
Bankruptcy and Equity Exception	4.3(a)
Book-Entry Shares	3.1(a)
BVI Companies Act	Recitals
BVI Plan of Merger	2.3
Closing	2.2
Closing Date	2.2
Commitment Letter	5.3
Company	Recitals
Company Adverse Recommendation	6.2(d)(ii)
Company Benefit Plans	4.9(a)
Company IP	4.16
Company Recommendation	4.3(b)
Company Reports	4.5(a)
Contract	4.3(c)
Contribution Agreement	Recitals
control	1.1(c)
CSRC	4.10(d)
Damages	6.11(b)
Dispute	9.4(b)
Dissenting Shareholders	3.1(a)
Dissenting Shares	3.1(a)
Effect	1.1(j)
Effective Time	2.3
Employees	4.15
Environmental Permits	4.13
Equity Financing	5.3(a)
ERISA	4.9(a)
Exchange Act	4.4(a)
Exchange Fund	3.2(a)
Excluded Party	6.2(b)
Excluded Shares	3.1(a)
FCPA	4.10(c)
GAAP	4.5(b)
Go-Shop Period End Date	6.2(a)
Governmental Antitrust Entity	6.5(d)
Governmental Entity	3.2(d)
HKIAC	9.4(b)(i)

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HKIAC Rules	9.4(b)(i)
Indemnified Parties	6.11(a)
Injunction	7.1(b)
Judgment	4.8
Laws	4.10(a)
Liabilities	4.8
Licenses	4.10(b)
Lien	4.2
Limited Guarantee	Recitals
Limited Guarantor	Recitals
Material Contract	4.11(a)
Memorandum and Articles of Association	2.4
Merger	Recitals
Merger Sub	Recitals
M&A Rules	4.10(d)
M&A Rules and Related Clarifications	4.10(d)
NASDAQ	6.7
Non-Wholly Owned Subsidiaries	4.2
Notice of Superior Proposal	6.2(d)
Owned Real Property	4.12(a)
Parent	Recitals
Parent Expenses	8.3(c)
Parent Termination Fee	8.3(b)
Paying Agent	3.2(a)
Requisite Company Vote	4.3(a)
Per Share Merger Consideration	3.1(a)
Proxy Statement	4.4(a)
SAFE	4.10(d)
Sarbanes-Oxley Act	4.5(a)
SEC	Article IV
Securities Act	4.5(a)
Shares	3.1(a)
Share Certificate	3.1(a)
Shareholders’ Meeting	6.4
Solicited Person	6.2(a)
Surviving Corporation	2.1
Terminated Acquisition Proposal	6.2(b)
Termination Date	8.1(b)(i)
Termination Fee	8.3(a)(ii)
Trade Secrets	1.1 (h)
Voting Agreement	Recitals
Wholly Owned Subsidiaries	4.2

ARTICLE II

THE MERGER; CLOSING; EFFECTIVE TIME

2.1           The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the BVI Companies Act at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the BVI Companies Act except as set forth in Article III. The Merger shall have the effects specified in the BVI Companies Act.

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2.2           Closing. Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong commencing at 9:00 p.m. (Hong Kong time) on the third Business Day (the “Closing Date”) immediately following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, unless another date, time or place is agreed to in writing by Parent and the Company.

2.3           Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Merger Sub and the Company shall execute articles of merger and a plan of merger (together, the “BVI Plan of Merger”) containing such information as required under Section 171(1) of the BVI Companies Act and substantially in the form contained in Appendix 1 hereto and the Company shall file the BVI Plan of Merger and other documents required by the BVI Companies Act with the Registrar of Corporate Affairs of the British Virgin Islands as provided in Section 171(2) of the BVI Companies Act, and, as soon as practicable on or after the Closing Date, shall make or cause to be made all other filings or recordings required under the BVI Companies Act. The Merger shall become effective at the time when the BVI Plan of Merger has been registered by the Registrar of Corporate Affairs of the British Virgin Islands or at such other subsequent date or time within thirty (30) days of such registration as Merger Sub and the Company may agree and specify in the BVI Plan of Merger in accordance with the BVI Companies Act (the “Effective Time”).

2.4           The Memorandum and Articles of Association. As of the Effective Time, without any further action on the part of the parties, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (except that, at the Effective Time, Article I of the memorandum and articles of association of the Surviving Corporation shall be amended to be and read as follows: “The name of the corporation is Exceed Company Ltd.”) (the “Memorandum and Articles of Association”) until thereafter changed or amended as provided therein or by applicable Law.”

2.5           Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

2.6           Officers. The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

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ARTICLE III

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

3.1          Effect on Issued Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a)          Merger Consideration. Each ordinary share, with par value of US$0.0001 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares shall be cancelled in exchange for the right to receive US$1.78 in cash per Share without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Surviving Corporation will be amended accordingly. Shares formerly represented by a certificate (a “Share Certificate”) and non-certificated Shares represented by book-entry (“Book-Entry Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 3.2(f). “Excluded Shares” means, collectively, (i) Shares legally owned by Parent and (ii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 179 of the BVI Companies Act (“Dissenting Shareholders”). In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, share split (including a reverse share split), share dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such change, be the Per Share Merger Consideration.

(b)          Cancellation of Excluded Shares. Each Excluded Share (other than the Dissenting Shares) issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of its holder, shall be cancelled and shall cease to exist as of the Effective Time, and no consideration shall be delivered with respect thereto.

(c)          Merger Sub. At the Effective Time, each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation after the Effective Time.

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(d)          Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A holder of Shares will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such Person and has been returned undelivered or has not been cashed or, (B) has not been sent to such Person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (C) notice of the Shareholders’ Meeting has been sent to such Person and has been returned undelivered. Monies due to Dissenting Shareholders and holders of Shares who are untraceable and any monies which are returned shall be held by the Surviving Corporation in a separate non-interest bearing bank account for the benefit of Dissenting Shareholders and holders of Shares who are untraceable. Monies unclaimed after a period of seven (7) years from the date of the notice of the Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and holders of Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should be advised to contact the Surviving Corporation.

3.2          Exchange of Certificates.

(a)          Paying Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 3.1(a) and Section 3.2(f) (in the case of payments under Section 3.2(f), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”).

(b)          Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five (5) Business Days in the case of registered holders of the Shares and (y) three (3) Business Days in the case of the Depository Trust Company on behalf of the holders holding the Shares through brokers, nominees, custodians or through a Third Party), Parent and the Surviving Corporation shall cause the Paying Agent to mail (or, in the case of the Depository Trust Company, to deliver), to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a): (i) a letter of transmittal which shall be in customary form specifying that delivery shall be effected, and risk of loss and title to the Share Certificates and Book-Entry Shares shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 3.2(e)) and Book-Entry Shares to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for effecting the surrender of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 3.2(e)) and Book-Entry Shares and/or such other documents as may be required in exchange for the Per Share Merger Consideration, as applicable. Upon surrender of, if applicable, a Share Certificate (or affidavit of loss in lieu of the Share Certificate as provided in Section 3.2(e)) or Book-Entry Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of the Shares represented by such Share Certificate and each registered holder of Book-Entry Shares shall be entitled to receive in exchange therefor a cheque, in the amount (after giving effect to any required tax withholdings as provided in Section 3.2(h)) equal to (x) the number of Shares represented by such Share Certificate (or affidavit of loss in lieu of the Share Certificate as provided in Section 3.2(e)) or the number of Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. No interest shall be paid or will accrue on any amount payable in respect of the Shares pursuant to the provisions of this Article III. In the event of a transfer of ownership of the Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

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(c)          Transfers. From and after the Effective Time, (A) no transfers of Shares shall be effected in the register of members of the Company, and (B) the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. If, on or after the Effective Time, any Share Certificate or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificates or Book-Entry Shares shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate or Book-Entry Shares is entitled pursuant to this Article III.

(d)          Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the holders of Shares for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article III upon due surrender of its Share Certificates (or affidavit of loss in lieu of the Share Certificates as provided in Section 3.2(e)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any domestic, multinational or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (a “Governmental Entity”) shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e)          Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount (after giving effect to any required tax withholdings) equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

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(f)           Dissenters’ Rights. No Person who has validly exercised their rights to dissent from the Merger pursuant to Section 179 of the BVI Companies Act shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s rights to dissent from the Merger under the BVI Companies Act. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 179 of the BVI Companies Act with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to any rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the BVI Companies Act. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g)          Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration paid in respect of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a) upon the surrender for exchange of Share Certificates or for Book-Entry Shares, and the payment resulting from the procedure in Section 179 of the BVI Companies Act with respect to Shares owned by Dissenting Shareholders, in each case in accordance with the terms of this Article III, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares, and, at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 3.2(f), if, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and shall be exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article III.

(h)          Tax Withholding. Each of Parent, the Surviving Corporation and the Paying Agent, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to Taxes. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Paying Agent to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

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(i)          Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 179(8) of the BVI Companies Act.

3.3          Treatment of Stock Plan.

(a)          Treatment of the 2010 Equity Incentive Plan. At the Effective Time, the 2010 Equity Incentive Plan shall be assumed by Parent.

(b)          Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company or the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary on the part of the Company to effectuate the provisions of Section 3.3(a).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as may be disclosed in the Company Reports filed with the Securities and Exchange Commission (the “SEC”) prior to the date hereof (excluding disclosures in such Company Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof) and (b) for matters with respect to which Mr. Shuipan Lin has actual knowledge, the Company hereby represents and warrants to Parent and Merger Sub that:

4.1          Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (to the extent applicable) under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and in good standing (to the extent applicable) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified, or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Material Adverse Effect. A true, complete and correct copy of the memorandum and articles of association of the Company as amended to date has been publicly filed by the Company as part of the Company Reports.

4.2          Capital Structure. The Company is authorized to issue a maximum of 55,000,000 Shares with par value of US$0.0001 per Share, of which, as of the date of this Agreement, 33,736,313 Shares are issued and outstanding, of which 33,334 shares are restricted shares issued under the 2010 Equity Incentive Plan. All of the issued and outstanding Shares have been duly authorized and are validly issued, fully paid and non-assessable. Each of the outstanding shares of share capital or other securities of each of the Company’s directly or indirectly wholly owned Subsidiaries, which are set forth in Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 27, 2013 (“Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction) and owned by the Company or by a Wholly Owned Subsidiary, free and clear of any lien, charge, pledge, security interest, mortgage, claim or other encumbrance (each, a “Lien” and collectively, “Liens”). The Company has no Subsidiaries other than the Wholly Owned Subsidiaries. Except as set forth in this Section 4.2, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan.

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4.3          Corporate Authority; Approval and Fairness; No Violations.

(a)          The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof, subject only to approval of this Agreement at a shareholders’ meeting duly called and held for such purpose (the “Shareholders Meeting”) by an affirmative vote of holders of Shares representing at least seventy percent (70%) of the outstanding Shares determined as of the record date for the Shareholders Meeting (the “Requisite Company Vote”). The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Merger and the other transactions contemplated hereby, have been duly authorized and approved by its board of directors, acting upon the unanimous recommendation of the Independent Committee, and, except for obtaining the Requisite Company Vote, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)          The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend approval and authorization of this Agreement and the Plan of Merger to the holders of Shares (the “Company Recommendation”). The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement and the BVI Plan of Merger be submitted to the holders of Shares for their approval and authorization.

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(c)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger or the other transactions contemplated hereby will not (i) conflict with or violate any provision (x) of the memorandum and articles of association of the Company or (y) of the similar organizational documents of any of the Company’s Subsidiaries, (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 and the Requisite Company Vote are obtained and the filings referred to in Section 4.4 are made, violate any Laws applicable to the Company or any of its Subsidiaries, or (iii) violate or constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, letter of credit, guarantee, power of attorney, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract, agreement, commitment, arrangement, or understanding (each, whether oral or written, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract, or result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except in the case of clause (ii), as would not have a Material Adverse Effect.

4.4          Government Approvals.

(a)          Except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing of the Schedule 13E-3, which shall incorporate by reference a proxy statement relating to the Merger to be prepared in connection with the Shareholders’ Meeting (including any amendments or supplements thereto, the “Proxy Statement”), (ii) compliance with the rules and regulations of the NASDAQ and (iii) the filing of the BVI Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands pursuant to the BVI Companies Act, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity or any stock market or stock exchange on which the Shares are listed for trading are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby.

(b)          No consent or approval of, or filing, authorization or registration with, any Governmental Entity relating to antitrust or competition matters is required in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby.

4.5          Company Reports; Financial Statements.

(a)          The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), since January 1, 2010 (the “Applicable Date”) (the forms, statements, reports and other documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments or exhibits thereto and the documents incorporated by reference therein, collectively, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Each of the Company Reports, at the time of its filing or being furnished, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports, each as in effect on such dates. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

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(b)          The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(c)          Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(d)          The Company has implemented disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company or other persons performing similar functions by others within those entities. Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which would adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

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4.6          Proxy Statement; Schedule 13E-3. The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting (including any amendment or supplement or document incorporated by reference) and the Schedule 13E-3 shall not, in the case of the Proxy Statement, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, (i) with respect to the Schedule 13E-3, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or (ii) with respect to the Proxy Statement, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders Meeting or subject matter which has become false or misleading. The Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

4.7          Absence of Certain Changes. Since December 31, 2012, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been:

(a)          any amendment or modification to the memorandum and articles of association or other similar organizational documents (whether by merger, consolidation or otherwise) of the Company or any of its Subsidiaries;

(b)          any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which, individually or in the aggregate, constitutes a Material Adverse Effect;

(c)          any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company);

(d)          any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(e)          (x) any material increase in the compensation or benefits payable or to become payable to its officers or employees except for increases in the ordinary course of business and consistent with past practice or (y) any establishment, adoption, entry into or material amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or

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(f)          any agreement to do any of the foregoing.

4.8          Litigation and Liabilities. There are no civil, criminal, administrative or other actions, suits, claims, oppositions, litigations, hearings, arbitrations, investigations or other proceedings (“Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for any such Actions that would not have, individually or in the aggregate, a Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise (“Liabilities”), except (a) as reflected or reserved against in the Company’s consolidated financial statements (and the notes thereto) included in the Company Reports filed after the Applicable Date but prior to the date hereof, (b) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Reports, (c) for Liabilities incurred pursuant to the transactions contemplated by this Agreement, or (d) for Liabilities that do not constitute a Material Adverse Effect or are not reasonably likely to prevent or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which would have, individually or in the aggregate, a Material Adverse Effect or is reasonably likely to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

4.9          Employee Benefits.

(a)          Parent and Merger Sub have been provided with access to true and complete copies of all material benefit and compensation plans, employment agreements, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, Company stock-based, incentive and bonus plans (collectively, the “Company Benefit Plans”), including Company Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States.

(b)          None of the Company Benefit Plans was or is subject to ERISA.

(c)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise, (ii) increase any benefits otherwise payable under any of the Company Benefit Plans, or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

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(d)          There is no outstanding order against the Company Benefit Plans that is, and would reasonably be expected to be, material.

(e)          The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options to purchase Shares or Company restricted shares to any Employees, consultants or directors of the Company after the date hereof.

4.10        Compliance with Laws; Licenses.

(a)           Except as would not have, individually or in the aggregate, a Material Adverse Effect or would not reasonably be expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement, the businesses of each of the Company and its Subsidiaries have not been, since December 31, 2011, and are not being conducted in violation of any applicable United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, decree, or treaty provision applicable to the Company and its Subsidiaries, or any Judgment, agency requirement license or permit of any Governmental Entity (collectively, “Laws”). No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for (i) such investigations, audits or reviews that would not have, individually or in the aggregate, a Material Adverse Effect and/or (ii) any investigation or review related to the Merger. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date hereof.

(b)          The Company and its Subsidiaries each has made applications for or obtained, renewed and is in compliance with all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business in all material respects as presently conducted, except as would not have, individually or in the aggregate, a Material Adverse Effect.

(c)           Except as would not have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened, investigation by any other Governmental Entity in the PRC or elsewhere pursuant to applicable anti-corruption Laws (including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable) with respect to corrupt practices in the procurement by Governmental Entities. Neither the Company nor any of its Subsidiaries has, nor, to the Knowledge of the Company, has any officer or employee of the Company or any of its Subsidiaries, been convicted of any violation of such anti-corruption Laws. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has solicited, received, paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or kind for the purpose of making or receiving any referral which violated such anti-corruption Law. Neither the Company, nor its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries, has taken any action, directly or indirectly, that could result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. The Company and its Subsidiaries have, to the Knowledge of the Company, conducted their businesses in compliance with the FCPA in all material respects.

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(d)          The Company is aware of, and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the State Administration of Foreign Exchange (“SAFE”) on August 8, 2006 (the “M&A Rules”). The Merger and the consummation of the transactions contemplated by this Agreement are not and will not be at the Closing Date affected by the M&A Rules or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the M&A Rules, including the guidance and notices issued by the CSRC on September 8 and September 21, 2006 (collectively, the “M&A Rules and Related Clarifications”). As of the date hereof, the M&A Rules and Related Clarifications did not and do not require the Company to obtain the approval of the CSRC prior to the Effective Time, or the consummation of the transactions contemplated by this Agreement.

(e)          The Company and its Subsidiaries have taken all reasonable steps to comply with, and to cause their respective shareholders to comply with, any applicable rules and regulations of the PRC Tax authority, including taking reasonable steps to require their shareholders to complete any registration and other procedures required under applicable rules and regulations of the PRC Tax authority.

(f)          To the extent applicable, the Company and its Subsidiaries have taken all required steps to comply with any applicable rules and regulations on foreign exchange control.

4.11        Material Contracts.

(a)          Except for this Agreement and the Contracts filed as exhibits to the Company Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(i)          any Contract that is required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)         any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries, or relating to indebtedness for borrowed money or any financial guarantee, of more than US$3,500,000 in any calendar year on its face;

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(iii)        any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than US$100,000;

(iv)        any Contract relating to the formation, creation, operation, management or control of any joint venture;

(v)         any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act; and

(vi)        any non-competition Contract or other Contract that limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business or use their assets.

Each such Contract described in clauses (i) through (vi) above is referred to herein as a “Material Contract”.

(b)          Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception and (ii) there is no breach or default under any Material Contract by the Company or any of its Subsidiaries and to the Knowledge of the Company, no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries.

4.12        Properties.

(a)          With respect to real property owned by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon (the “Owned Real Property”), (i) the Company or its applicable Subsidiary has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of any Liens other than Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(b)          With respect to material real property leased, subleased or licensed to the Company or any of its Subsidiaries (“Leased Real Property”), to the Knowledge of the Company, the lease, sublease or license for such Leased Real Property is valid, legally binding, enforceable and in full force and effect.

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(c)           Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other material properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens other than Permitted Liens.

4.13        Environmental Matters. Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Environmental Laws. The Company and each of its Subsidiaries have obtained and possess all applicable material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (“Environmental Permits”), and all such Environmental Permits are in full force and effect. No property currently or to the Knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law. Neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in material violation of or materially liable under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning any material liability under any Environmental Law or relating to Hazardous Substances. This Section 4.13 contains the only representations and warranties of the Company with respect to any Environmental Law or Hazardous Substance.

4.14        Tax Matters.

(a)          The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.

(b)          All Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid, other than any such Taxes that are being contested in good faith, have not been finally determined and have been adequately reserved against in accordance with GAAP on the balance sheet of the Company and its Subsidiaries (other than in the notes thereto). The unpaid Taxes of the Company and its Subsidiaries did not, as of the dates of the Company Reports, exceed the reserve for Tax liability (excluding reserves for deferred Taxes) set forth on the balance sheets (other than in the notes thereto) contained in the Company Reports.

(c)          There are no pending, nor has the Company or any of its Subsidiaries received written notice of the expected commencement of any, audits, examinations, investigations, claims or other proceedings in respect of any material Taxes of the Company or any of its Subsidiaries.

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(d)          There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(e)          Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any material amount of Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

4.15        Labor Matters. As of the date hereof, (a) there is no material pending or, to the Knowledge of the Company, threatened dispute in respect of employment matters with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (b) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws of the PRC respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”), and (c) neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for Employees.

4.16        Intellectual Property.

(a)          Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) The Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the “Company IP”); (ii) all of the registrations and applications included in the Company IP owned by the Company, and to the Knowledge of the Company, the Company IP exclusively licensed by the Company and, by its Subsidiaries, are subsisting; and (iii) all of the Company IP are free and clear of any Lien.

(b)          Except as would not have, individually or in the aggregate, a Material Adverse Effect, neither the conduct of the business of the Company and/or the conduct of the business of each of its Subsidiaries nor the Company IP infringes, dilutes, misappropriates or otherwise violates any Intellectual Property rights of any Third Party; and to the Knowledge of the Company, no Third Party is infringing, diluting, misappropriating or otherwise violating any material Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(c)          The Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect the confidentiality of all material Trade Secrets and, to the Knowledge of the Company, such Trade Secrets have not been used or disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of law.

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4.17        Insurance. (a) All material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect and are of the type and in amounts customarily carried by Persons conducting business similar to the Company in the PRC; (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost; (c) as of the date hereof, neither the Company nor any of its Subsidiaries has received in writing any threatened termination of, material premium increase with respect to, or material alteration of coverage under any of its respective insurance policies; and (d) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

4.18        Opinion of Financial Advisor. The Independent Committee has received the opinion of Houlihan Lokey, Inc. (the “IC Financial Advisor”) to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of Shares (in each case, other than holders of Excluded Shares) is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Independent Committee.

4.19        Affiliated Transactions. No officer or director of the Company or any of its Subsidiaries or Affiliates, or any individual in such Person’s immediate family (a) is a party to or the beneficiary of any material agreement, contract, commitment or transaction with the Company or any of its Subsidiaries (other than this Agreement), (b) owns, directly or indirectly, any material interest in, or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a competitor, lessor, lessee, supplier, distributor, sales agent or customer of, or lender to or borrower from, the Company or any of its Subsidiaries, (c) owns, directly or indirectly, in whole or in part, or has any right to use any tangible or intangible property that is owned by the Company or any of its Subsidiaries or that is used in or related to the operation of their respective businesses, or (d) receives any payment or other benefit from the Company or any of its Subsidiaries, has filed a cause of action or other claim against, or owes or has advanced any material amount to, the Company or any of its Subsidiaries.

4.20        Brokers and Finders. No broker, finder or investment banker (other than the IC Financial Advisor) is entitled to any brokerage fees, commissions, finders’ or other fees or commission or expenses reimbursement in connection with the Merger or the other transactions contemplated in this Agreement.

4.21        No Additional Representations. Except for the representations and warranties made by the Company in this Article IV, Parent and Merger Sub acknowledge that neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except in the event of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their respective Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

5.1          Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has made available to the Company complete and correct copies of its memorandum and articles of association, or similar governing documents, as currently in effect.

5.2          Corporate Authority. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof. The execution and delivery of this Agreement by Parent and the consummation of the Merger and other transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.3          Financing.

(a)          Parent has delivered to the Company a true, correct and complete copy of an executed equity commitment letter (the “Commitment Letter”) pursuant to which Mr. Shuipan Lin has committed, subject to the terms and conditions set forth therein, to invest in Parent, the cash amount set forth therein in order to allow Parent to make such payment of a portion of the aggregate Per Share Merger Consideration as are contemplated by this Agreement (“Equity Financing”).

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(b)          As of the date hereof, the Commitment Letter has not been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 6.9), and the obligations and commitments contained in the Commitment Letter have not been withdrawn or rescinded in any respect. Assuming (i) the Equity Financing is funded in accordance with the Commitment Letter, (ii) the accuracy of the representations and warranties set forth in Section 4.2 are correct, and (iii) Parent and Merger Sub are obligated to close pursuant to Section 2.2, Parent and Merger Sub will have at and after the Closing funds sufficient to pay the aggregate Per Share Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions contemplated by this Agreement upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Commitment Letter is in full force and effect as of the date hereof and constitutes a legal, valid and binding obligation of Parent, Merger Sub and the other parties thereto (subject to the Bankruptcy and Equity Exception). As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Commitment Letter. As of the date hereof, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent or Merger Sub at the Closing. The Commitment Letter contains all of the conditions precedent (or, where applicable, refers to customary conditions precedent for a transaction of the nature contemplated by the Commitment Letter) to the obligations of Mr. Shuipan Lin thereunder to make the Equity Financing available to Parent on the terms therein. As of the date hereof, there are no side letters or other agreements, contracts or arrangements to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Equity Financing other than as expressly set forth in the Commitment Letter.

5.4          Capitalization of Parent and Merger Sub.

(a)          Other than as set forth in the Contribution Agreement, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of capital stock of, or other equity interests in, Parent or Merger Sub. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, as of the date hereof, is wholly owned by Mr. Shuipan Lin; and Parent has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization pursuant to this Agreement and the Merger and the other transactions contemplated by the Transaction Documents.

(b)          The authorized share capital of Merger Sub consists solely of one (1) ordinary shares, par value US$1.00 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and, pursuant to this Agreement and, the Merger and the other transactions contemplated by the Transaction Documents.

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5.5          Consents and Approvals; No Violations.

(a)          Except for (i) compliance with the applicable requirements of the Exchange Act, including, the filing of the Schedule 13E-3, the filing of one or more amendments to the Schedule 13E-3 with the SEC; (ii) compliance with the rules and regulations of NASDAQ; and (iii) the filing of the BVI Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands pursuant to the BVI Companies Act and related documentation, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b)          The execution, delivery and performance of this Agreement by Parent or Merger Sub do not, and the consummation by Parent or Merger Sub of the transactions contemplated hereby will not constitute or result in (i) any breach of any provision of the respective memoranda and articles of association (or similar governing documents) of Parent or Merger Sub or any of Parent’s Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of an obligation or the creation of any Lien other than Permitted Liens) under, any of the terms, conditions or provisions of any Contract or obligation to which Parent or Merger Sub or any of Parent’s Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate any Law applicable to Parent or Merger Sub or any of Parent’s Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

5.6           Litigation. As of the date hereof, (i) there is no suit, claim, action, proceeding or investigation pending or, to Parent’s or Merger Sub’s knowledge, threatened against Parent or Merger Sub or any of their respective Affiliates, other than any such suit, claim, action, proceeding or investigation that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the transactions contemplated by this Agreement and (ii) neither Parent nor Merger Sub nor any of its Affiliates is a party to or subject to the provisions of any Judgment of any Governmental Entity which would reasonably be expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

5.7           Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage fees, commissions, finders’ or other fees or commission or expenses reimbursement in connection with the Merger or the other transactions contemplated in this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their Affiliates.

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5.8           Schedule 13E-3; Proxy Statement; Other Information. None of the information provided by Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (a) at the time of the mailing of the Proxy Statement or any amendment or supplement thereto and (b) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information that is contained or incorporated by reference in the Schedule 13E-3 or the Proxy Statement other than with respect to Parent or Merger Sub as set forth in this Section 5.8.

5.9           Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. As of the Effective Time and immediately after giving effect to all of the transactions contemplated hereby, including the Equity Financing and the payment of the aggregate Per Share Merger Consideration, all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and all related fees and expenses, assuming (a) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, and (b) the accuracy of the representations and warranties of the Company set forth in Article IV (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any “materiality” or “Material Adverse Effect” qualification or exception), the Surviving Corporation will be solvent, as such term is used under the Laws of the British Virgin Islands.

5.10         Ownership of Securities. None of Parent, Merger Sub or any of their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except for the Rollover Shares.

5.11         Voting Agreement; Contribution Agreement. Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a true, complete and correct copy of (a) the Voting Agreement, and (b) the Contribution Agreement. Each of the Voting Agreement and the Contribution Agreement is in full force and effect as of the date of this Agreement and constitute legal, valid and binding obligations of Parent, and, to the knowledge of Parent, the other parties thereto.

5.12         Certain Arrangements. As of the date hereof, other than the Transaction Documents, there are no Contracts, agreements, arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the Company or the transactions contemplated hereby or (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve the Merger or has agreed to vote against any Superior Proposal.

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5.13         Non-Reliance on Company Estimates. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

5.14        No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article V, the Company acknowledges that none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE VI

COVENANTS

6.1          Conduct of Business Pending the Merger.

(a)          Operation of the Company’s Business. Except (i) as required by applicable Law or, (ii) as expressly required or permitted by this Agreement, or (iii) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company covenants and agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the business of the Company and its Subsidiaries shall be conducted in the ordinary course in all material respects and the Company and its Subsidiaries shall use their respective reasonable efforts to preserve their business organizations substantially intact and maintain its existing relations and goodwill with Governmental Entities, key customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and other Persons with whom the Company or any Subsidiary of the Company has material business relations. Without limiting the generality of, and in furtherance of, the foregoing, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, except (A) as otherwise expressly required or permitted by this Agreement or as required by Law; or (B) as Parent may approve in advance in writing (which approval shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit its Subsidiaries to, directly or indirectly:

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(i)          adopt or propose any change in the memorandum and articles of association or equivalent organizational documents of the Company or any of its Subsidiaries;

(ii)         effect any scheme of arrangement, merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among Wholly Owned Subsidiaries of the Company that are not obligors or guarantors of Third Party indebtedness, or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts imposing material changes or material restrictions on assets, operations or businesses of the Company and its Subsidiaries;

(iii)        acquire, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than in the ordinary course of business (it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary course of business);

(iv)        issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or redeem, purchase or otherwise acquire, any share capital of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any share capital, or any options, warrants or other rights of any kind to acquire any share capital or such convertible or exchangeable securities;

(v)         create or incur (x) any lien or other security interest on any Company IP owned or exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business or (y) any Lien on any other material assets of the Company or any of its Subsidiaries, in each case, other than Permitted Liens and Liens incurred in the ordinary course of business;

(vi)        make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect Wholly Owned Subsidiary of the Company), except pursuant to Contracts in effect as of the date hereof which have been filed as exhibits to the Company Reports filed with the SEC;

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(vii)       declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its share capital (except for dividends paid by any Subsidiary to the Company or to any other Subsidiary and periodic dividends and other periodic distributions by Non-Wholly Owned Subsidiaries in the ordinary course consistent with past practices), or enter into any Contract with respect to the voting of its share capital;

(viii)      reclassify, split, combine, subdivide, directly or indirectly, any of its share capital or securities convertible or exchangeable into or exercisable for any of its share capital;

(ix)         incur, alter, amend or modify any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company, other than the incurrence or guarantee of indebtedness in the ordinary course of business not to exceed US$3,500,000 in the aggregate, including any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice;

(x)          issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(xi)         make or authorize any capital expenditure in excess of US$1,000,000 per project or related series of projects of US$2,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice;

(xii)        make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xiii)       settle any Action before a Governmental Entity by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (A) entered into in the ordinary course of business consistent with past practice, (B) requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding US$1,000,000 and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiv)      engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xv)       create any new Subsidiaries;

(xvi)      enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

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(xvii)     make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xviii)    with regard to material Intellectual Property owned by the Company or any of its Subsidiaries, transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any such material Intellectual Property, other than licenses or other Contracts granted in the ordinary course of business, or cancellation, abandonment, allowing to lapse or expire such Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; and with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of US$300,000 in the aggregate, in each case, other than pursuant to Contracts in effect as of the date hereof;

(xix)       except as required pursuant to existing written plans or Contracts in effect as of the date hereof or as otherwise required by applicable Law or in the ordinary course of business, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any employee, consultant or director of the Company or any of its Subsidiaries, except employment agreements with newly hired employees in the ordinary course of business consistent with past practice, (B) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any of its Subsidiaries, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries, in each case, except increases in compensation and bonus in the ordinary course of business consistent with past practice, (D) establish, adopt, amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already required in any such Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or

(xx)        agree, authorize or commit to do any of the foregoing.

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(b)          Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, it shall not: (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger or the Equity Financing becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by the Transaction Documents.

(c)          No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

6.2          Acquisition Proposals.

(a)          Solicitation Period. Notwithstanding anything to the contrary set forth in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Hong Kong time) on the day that is forty (40) days following the date of this Agreement (the “Go-Shop Period End Date”), the Company and its Representatives may (acting under the direction of the Independent Committee) directly or indirectly: (i) solicit, initiate, facilitate and encourage any Acquisition Proposal, including by way of providing access to information to any Person (each, a “Solicited Person”) pursuant to one or more confidentiality agreements containing customary terms and conditions, provided that any material non-public information concerning the Company or its Subsidiaries provided to such Solicited Person shall, to the extent not previously disclosed to Parent or Merger Sub, be disclosed to Parent as promptly as reasonably practicable after it is provided to such Solicited Person; (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Acquisition Proposal or otherwise cooperate with, assist, participate in, facilitate or take any other action in connection with any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposal. Within forty-eight (48) hours following the Go-Shop Period End Date the Company shall notify Parent of the material terms and conditions of any Acquisition Proposals (including any amendments or modifications thereof) received from any Excluded Party and the identity thereof. The Company shall immediately cease any discussions with any Person (other than Parent and any Excluded Party) that are ongoing as of the Go-Shop Period End Date and that relate to, or may reasonably be expected to lead to, an Acquisition Proposal, except as otherwise expressly provided in Sections 6.2(b) and 6.2(c).

(b)          No Solicitation or Negotiation. The Company agrees that, from the Go Shop Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall instruct and cause its and its Subsidiaries’ respective Representatives not to, directly or indirectly:

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(A)         initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal; or

(B)         engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information to any Person relating to, any Acquisition Proposal; or

(C)         otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding the foregoing, the Company may take and continue to take any of the actions described in Section 6.2(a) and, subject to Section 6.2(c), from and after the Go-Shop Period End Date with respect to any Solicited Person that, prior to the Go-Shop Period End Date, has made a bona fide Acquisition Proposal that the Independent Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would reasonably be expected to result in a Superior Proposal (each such Solicited Person, an “Excluded Party”). Notwithstanding anything contained in this Section 6.2(b) to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as the Acquisition Proposal made by such party is withdrawn, is terminated or expires, or the Independent Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal ceases to constitute, or ceases to be reasonably likely to lead to, a Superior Proposal (a “Terminated Acquisition Proposal”). After the Go-Shop Period End Date, other than with respect to Persons who at the Go-Shop Period End Date are Excluded Parties, and at any subsequent time with respect to any Person (including a formerly Excluded Party) that has made an Acquisition Proposal that becomes a Terminated Acquisition Proposal, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with such Person conducted theretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal and shall use reasonable best efforts to require such Person to promptly return or destroy any confidential information previously furnished by the Company, any of its Subsidiaries or any of their respective Representatives.

(c)          Notwithstanding anything in the foregoing to the contrary, following the Go-Shop Period End Date and prior to, but not after, the time that the Requisite Company Vote is obtained, if the Company has otherwise complied in all material respects with Section 6.2(b), (i) following receipt by the Company of an Acquisition Proposal from any Person, the Company and its Representatives may contact such Person solely in order to (A) clarify and understand the terms and conditions of any Acquisition Proposal made by such Person so as to determine whether such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (B) notify such Person of the restrictions of this Section 6.2; and (ii) the Company and its Representatives may (A) provide information in response to a request therefor by a Person (other than any Affiliate of the Company) who has made an unsolicited written Acquisition Proposal that the Company’s board of directors believes in good faith to be bona fide and providing for the acquisition of more than fifty percent (50%) of the assets (on a consolidated basis) or more than fifty percent (50%) of the total voting power of the equity securities of the Company if the Company receives from the Person so requesting such information an executed confidentiality agreement containing customary terms and conditions; and promptly discloses (and, if applicable, provides copies of) any such information to Parent and Merger Sub to the extent not previously provided to Parent and Merger Sub; (B) engage or participate in any discussions or negotiations with any Person who has made such an Acquisition Proposal of the type described in clause (ii)(A) above; or (C) after having complied with this Section 6.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal; provided, however, that (x) in each such case referred to in clause (ii)(A) or (ii)(B) above, the Company’s board of directors has determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal; and (y) in the case referred to in clause (ii)(C) above, the Company’s board of directors determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

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(d)          No Company Adverse Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and the Independent Committee shall not:

(i)          withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub the Company Recommendation with respect to the Merger; or

(ii)         except as expressly permitted by, and after compliance with, Section 8.3(a), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(c) entered into in compliance with this Section 6.2) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company, based on the unanimous recommendation of the Independent Committee, may withhold, withdraw, qualify or modify the Company Recommendation to approve, recommend or otherwise declare advisable any Superior Proposal not solicited, entered into or agreed to in breach of this Section 6.2 and made after the date of this Agreement and authorize the Company to terminate this Agreement pursuant to Section 8.1(d)(ii) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if the board of directors of the Company (acting through the Independent Committee) determines in good faith, after consultation with outside legal counsel to the Independent Committee, that failure to do so would be inconsistent with its fiduciary obligations under applicable Laws (a “Company Adverse Recommendation”); provided, however, that prior to making any Company Adverse Recommendation, (i) the Company and the Independent Committee shall give Parent and Merger Sub at least five (5) Business Days written notice advising that the Company (acting through the Independent Committee) (the “Notice of Superior Proposal”) currently intends to take such action and the basis therefor, including all required information under Section 6.2(f), (ii) during the five (5) Business Day period following Parent’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of the five (5) Business Day period, the Company shall have determined in good faith, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2 and shall require a new Notice of Superior Proposal to Parent and Merger Sub as contemplated by Section 6.2(f); and the Company shall be required to comply with the requirements of this Section 6.2 fully with respect to such amended Acquisition Proposal.

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(e)          Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Company Adverse Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed a Company Adverse Recommendation. Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 8.1(c)(ii) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Company Adverse Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

(f)          Notice. After the Go-Shop Period End Date, the Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent and Merger Sub in writing if any proposals or offers with respect to an Acquisition Proposal are initially received by, any such information is initially requested from, or any such discussions or negotiation are initially sought to be initiated or continued with, it or any of its Representatives (in each case received after the Go-Shop Period End Date) indicating, in connection with such notice, the name of such Person, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and whether the Company has any intention to provide confidential information to such Person, and thereafter shall use reasonable efforts to keep Parent and Merger Sub informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and material terms of any such Acquisition Proposal, indication, inquiry or request and of any material changes in the status and material terms of any such Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall promptly (and in any event within forty-eight (48) hours) notify Parent and Merger Sub orally and in writing if it determines to initiate actions concerning an Acquisition Proposal as permitted by this Section 6.2. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing such information to Parent or Merger Sub.

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6.3           Preparation of the Schedule 13E-3. As soon as reasonably practicable following the date of this Agreement, the Company shall, with the assistance and cooperation of Parent and Merger Sub, prepare and file the Schedule 13E-3 with the SEC, which shall include a Proxy Statement relating to the Shareholders’ Meeting, as described below. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Schedule 13E-3, which shall include a Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Schedule 13E-3. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Schedule 13E-3 as promptly as reasonably practicable after receipt thereof. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Schedule 13E-3 which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Schedule 13E-3 and any request by the SEC for any amendment to the Schedule 13E-3 or for additional information in connection therewith. The Company will promptly provide Parent with copies of all correspondence between the Company and the SEC with respect to the Schedule 13E-3, and Parent will promptly provide the Company with copies of all correspondence between Parent and the SEC with respect to the Schedule 13E-3. Prior to filing or mailing (as applicable) Schedule 13E-3 or the Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, Parent and its counsel, and the Company and the Independent Committee and their respective counsel, shall be given, to the extent practicable, five (5) Business Days to review and comment on the Schedule 13E-3 and any proposed responses to any SEC comments or communications, as applicable, and the Company and Parent shall consider all additions, deletions or changes suggested thereto in good faith by Parent and its counsel, with respect to Schedule 13E-3.

6.4           Shareholders’ Meeting. Subject to Section 6.2, the Company will use reasonable best efforts, in accordance with applicable Law and its memorandum and articles of association, to convene an extraordinary general meeting (the “Shareholders’ Meeting”) as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 to consider and vote upon the approval and authorization of this Agreement and the Plan of Merger; provided, however, that the Company shall not be required to call, give notice of or hold the Shareholders’ Meeting on or before the Go-Shop Period End Date. The Company may adjourn or postpone the Shareholders’ Meeting to the extent necessary to ensure that any supplement or amendment to the Proxy Statement is provided to its shareholders within a reasonable number of days prior to the Shareholders’ Meeting, and the Company may adjourn or postpone the Shareholders’ Meeting if, as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or if the Company deems necessary to solicit more proxies.

Notwithstanding anything to the contrary set forth in this Agreement, in the event that the Company effects a Company Adverse Recommendation in accordance with Section 6.2(d), the Company shall have the right not to submit this Agreement to the holders of Shares for the approval at, and shall have the right not to hold the Shareholders’ Meeting.

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6.5          Filings; Other Actions; Notification.

(a)          Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub and their respective Representatives shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, execution and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Third Party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b)          Information. The Company, Parent and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c)          Status. Subject to applicable Laws and as required by any Governmental Entity, the Company, on the one hand, Parent and Merger Sub, on the other hand, shall keep each other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Sub or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give reasonably prompt notice to Parent and Merger Sub of any change, fact or condition that is reasonably expected to result in a Material Adverse Effect or of any failure of any condition to Parent’s and Merger Sub’s respective obligations to effect the Merger. Parent and Merger Sub shall give reasonably prompt notice to the Company of any change, fact or condition that is reasonably expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement or of any failure of any condition to the Company’s obligations to effect the Merger.

(d)          Antitrust Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.5, each of the Company, Parent and Merger Sub agrees to promptly provide to each and every PRC, United States federal, state, local or other non-United States court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Governmental Antitrust Entity”) non-privileged information and documents (i) requested by any Governmental Antitrust Entity or (ii) that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.5(d) to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under all applicable antitrust Laws as soon as practicable.

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6.6          Access and Reports. (a) Subject to applicable Law, upon reasonable advance notice from Parent, the Company shall, and shall cause its Subsidiaries to (i) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours, throughout the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, to its employees, properties, books, Contracts and records and, (ii) during such period, furnish as promptly as reasonably practicable to Parent and their authorized Representatives all information concerning its business, properties and personnel as may reasonably be requested in writing; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, violate any Contract, Law or Judgment, or give a Third Party the right to terminate or accelerate the rights under a Contract. All information obtained pursuant to this Section 6.6 shall be kept confidential.

6.7          Stock Exchange Delisting. Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of The NASDAQ Global Select Market (“NASDAQ”) to cause the delisting of the Shares from NASDAQ and the deregistration of the Company under the Exchange Act as promptly as practicable after the Effective Time.

6.8          Publicity. The initial press release regarding the execution of this Agreement shall be a joint press release, mutually agreed upon by the Company and Parent. After the initial press release, so long as this Agreement is in effect, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9          Financing. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Equity Financing on the terms and conditions described in the Commitment Letter, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Commitment Letter without the prior written consent of the Company (acting at the direction of the Special Committee).

6.10        Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

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6.11        Indemnification.

(a)          The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current and former directors, officers or employees of the Company (the “Indemnified Parties”). The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the BVI Companies Act or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of five years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b)          From and after the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such Subsidiary, or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the BVI Companies Act or any other applicable Law, including (x) the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c)          If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 6.11 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

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(d)          The provisions of this Section 6.11 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.11.

(e)          The agreements and covenants contained in this Section 6.11 shall not be deemed to be exclusive of any other rights to which any such Indemnified Parties is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under any such policies.

6.12        Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company or any Subsidiary of the Company designated by Parent.

6.13        Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the transactions contemplated hereby. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.14        Actions Taken at the Direction of Mr. Shuipan Lin. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article VI hereof, if the alleged breach is the result of action or inaction taken by the Company at the written direction of Mr. Shuipan Lin without the approval or direction of the Independent Committee.

6.15        Employee Benefits Matters.

(a)          Effective from and after the Closing Date, Parent shall cause the Surviving Corporation to (i) provide the Employees (A) with each term and condition of employment (including seniority and other service credit) and each type and amount of compensation and benefits required by applicable Law (whether as an absolute requirement or as a condition to avoiding any penalty, liability, obligation or expense) and (B) for at least the one-year period immediately following the Closing Date, other terms and conditions of employment (including seniority and other service credit) and types and amounts of compensation and benefits (excluding those items subject to clause (A), above) that are no less favorable, in the aggregate, to those provided by the Company or its Affiliates, in each case, immediately prior to the Closing Date.

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(b)          Nothing in this Section 6.15, express or implied, shall (i) confer upon any Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement, (ii) be construed to prevent Parent, the Surviving Corporation or their Affiliates from terminating or modifying to any extent or in any respect any benefit plan, or (iii) together with any other provision of this Agreement, establish, amend, or be deemed to amend, any benefit plan (including any Company Benefit Plan).

ARTICLE VII

CONDITIONS PRECEDENT

7.1          Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a)          Requisite Company Vote. The Requisite Company Vote shall have been obtained.

(b)          No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect which restrains, enjoins or otherwise prohibits the consummation of the Merger (collectively, an “Injunction”).

7.2          Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing Date of each of the following conditions:

(a)          Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that (i) any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date; and (ii) any representations and warranties that have “material” or “Material Adverse Effect” qualifications, in which case such representations and warranties shall be true and correct in all respects).

(b)          Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          No Material Adverse Effect. Since the date hereof, there shall not have been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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(d)          Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 7.2(a), (b) and (c).

7.3          Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing Date of each of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that (i) any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (ii) any representations and warranties that have “material” qualifications, in which case such representations and warranties shall be true and correct in all respects).

(b)          Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          Certificate. The Company shall have received a certificate signed by an officer or director of each of Parent and Merger Sub certifying as to matters set forth in Sections 7.3(a) and (b).

7.4           Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VIII

TERMINATION

8.1          Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote (except as otherwise expressly noted):

(a)          by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (in the case of the Company, acting upon the unanimous recommendation of the Independent Committee);

(b)          by either of the Company or Parent:

(i)          if the Merger shall not have been consummated on or before September 2, 2014 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in any material respect any of its obligations under this Agreement;

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(ii)         if any Injunction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to a party if the issuance of such Injunction was primarily due to the breach or failure of such party to perform in any material respect any of its obligations under this Agreement; or

(iii)        if the Shareholders’ Meeting shall have been held and completed and the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(c)          by Parent,

(i)          if the representations and warranties of the Company shall have become untrue after the date of this Agreement or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) cannot be cured by the Company by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or Section 7.3 not being satisfied; or

(ii)         if (A) the board of directors of the Company shall have made a Company Adverse Recommendation, (B) the board of directors of the Company approves, endorses or recommends any Acquisition Proposal other than the Merger, or (C) the Company or the board of directors of the Company, acting upon the recommendation of the Independent Committee, fails to include the Company Recommendation in the Proxy Statement; or

(d)          by the Company,

(i)          if the representations and warranties of Parent or Merger Sub shall have become untrue after the date of this Agreement or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.3 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or Section 7.2 not being satisfied;

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(ii)         if, prior to the receipt of the Requisite Company Vote, the board of directors of the Company (upon recommendation of the Independent Committee) has effected a Company Adverse Recommendation and authorized termination of this Agreement in order to enter into an Alternative Acquisition Agreement relating to a Superior Proposal; provided that the Company has complied in all material respects with Section 6.2; or

(iii)         if (A) all of the conditions to closing contained in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) and (B) Parent and Merger Sub fail to complete the Closing within ten (10) Business Days following the date the Closing should have occurred pursuant to Section 2.2.

8.2          Effect of Termination. In the event of a termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective Representatives, except that (i) this Section 8.2, Section 8.3, and Article IX (in the case of Section 9.11, solely with respect to enforcement of the payment obligations in Section 8.3) shall remain in full force and effect and survive termination of this Agreement and (ii) nothing shall relieve any party from liability for fraud.

8.3          Termination Fee.

(a)          In the event that:

(i)          (A) a bona fide Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn) by a Third Party after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii), and (C) within (12) twelve months of the termination of this Agreement, any Acquisition Proposal by such Third Party is entered into or consummated by the Company; or

(ii)         (A) this Agreement is terminated by Parent pursuant to Section 8.1(c) or (B) this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii);

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then, in any such event under clause (i) or (ii) of this Section 8.3(a), the Company shall pay a cash amount equal to US$1,000,000 (the “Termination Fee”) to Parent or its designee (as directed by Parent) by wire transfer of same day funds; provided, however, with respect to clauses (i) and (ii) above, if this Agreement is terminated by Parent or the Company in connection with an Acquisition Proposal received by the Company on or before the Go Shop Period End Date, then the Termination Fee shall mean a fee in the amount of US$500,000. The Company shall pay the Termination Fee within five (5) Business Days following such termination, in the case of a termination referred to in clause (ii), or within five (5) Business Days after the earlier of the date on which an agreement is entered into with respect to an Acquisition Proposal or an Acquisition Proposal is consummated in the case of clause (i). In no event shall the Company be required to pay the Termination Fee on more than one occasion. In the event that Parent or its designee shall receive full payment of the Termination Fee pursuant to this Section 8.3(a), together with reimbursement of any applicable expenses pursuant to Sections 8.3(c) and 8.3(d); the receipt of the Termination Fee, Parent Expenses and the expenses referred to in Section 8.3(d) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Representatives arising out of or in connection with this Agreement or the other Transaction Documents, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(a) shall limit the rights of Parent and Merger Sub under Section 9.11.

(b)          In the event that the Company shall terminate this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(d)(iii), Parent shall pay or cause to be paid to the Company or its designee promptly (but in any event no later than five (5) Business Days) after the Company validly terminates this Agreement pursuant to Section 8.1(d), a termination fee equal to US$2,000,000 (the “Parent Termination Fee”). In the event that the Company shall receive full payment pursuant to this Section 8.3(b) and reimbursement of any applicable expenses pursuant to Section 8.3(d) and the receipt of the Parent Termination Fee and such expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Commitment Letter, the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any of their respective former, current or future Representatives or Affiliates arising out of or in connection with this Agreement, the Commitment Letter, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination provided, however, that nothing in this Section 8.3(b) shall limit the rights of the Company under Section 9.11.

(c)          In the event that Parent shall terminate this Agreement pursuant to Section 8.1(c), then in any such event the Company shall pay Parent or its designees, following the delivery by Parent of an invoice therefor, all out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement, including the Financing, up to a maximum amount of $500,000 (the “Parent Expenses”). The Parent Expenses payable pursuant to this Section 8.3(c) shall be paid by wire transfer of same day funds within ten (10) Business Days after demand therefor following the occurrence of the termination event giving rise to the payment obligation described in this Section 8.3(c). The payment of the expense reimbursement pursuant to this Section 8.3(c) shall not relieve the Company of any subsequent obligation to pay any applicable Termination Fee pursuant to Section 8.3(a).

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(d)          Each of the parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that without these agreements the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for the payment set forth in this Section 8.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1          Non-Survival of Representations and Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein to the extent that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2          Modification or Amendment. This Agreement may be amended with the approval of the respective boards of directors of the parties at any time (whether before or after the adoption of this Agreement by the shareholders of the Company); provided, however, that (a) in the case of the Company, the board of directors of the Company and the Independent Committee have approved such amendment in writing, and (b) after any such adoption of this Agreement by the Requisite Company Vote, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3          Waiver. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws and this Section 9.3. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

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9.4          Governing Law and Venue.

(a)          This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the British Virgin Islands shall be subject to the Laws of the British Virgin Islands and insofar as any provision of this Agreement relates to matters specified in Part IX of the BVI Companies Act, the Laws of the British Virgin Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)          Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each a “Dispute”) shall be finally settled by arbitration.

(i)          The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC then in force (the “HKIAC Rules”).

(ii)         The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(iii)        Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(iv)        The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(v)         Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.5           Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile (which is confirmed) or overnight courier (with proof of delivery):

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(a)	If to Parent or Merger Sub:

Pan Long Company Limited

c/oTiancheng Int'l Investment Group Limited

No. 103, Qiancanggong Road

Huatingkou Village
Chendai Town

Jinjiang City

Fujian Province, P.R.China

Attention: Shiupan Lin

Facsimile: +86 0595 8206 9999

with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang
Facsimile: +86 10 6535 5577
e-mail: peter.huang@skadden.com

(b)	If to the Company:

Unit F, 24/F, China Overseas Building

139 Hennessy Road, Waichai, Hong Kong
Attention: Vivien Tai
Facsimile: +852 21532775
e-mail: vivien.tai@xdlong.cn

with a copy to (which copy shall not constitute notice):

K&L Gates LLP

44th Floor, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong
Attention: Virginia Tam
Facsimile: +852 2511 9515
e-mail: virginia.tam@klgates.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) one (1) Business Day after being sent by courier or express delivery service or by facsimile, or (iii) three (3) Business Days after being sent by first-class certified mail, return receipt requested, provided, however, that in each case the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party above (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto).

9.6          Entire Agreement. This Agreement, the schedules and exhibits hereto, the Contribution Agreement, the Voting Agreement and the Limited Guarantee constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

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9.7          No Third Party Beneficiaries. Except as expressly set forth in Section 6.11 (Indemnification) of this Agreement, this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder.

9.8          Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance is determined by a court of competent jurisdiction to be invalid, illegal, void or unenforceable the remaining provisions hereof, shall, subject to the following sentence, remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

9.9          Interpretation; Absence of Presumption.

(a)          For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules, exhibits and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and clause references are to the Articles, Sections, paragraphs, and clauses to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation”; (iv) the word “or” shall not be exclusive; (v) references to a Person are also to its successors and permitted assigns; provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified and (vii) all terms defined herein shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(b)          The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.10        Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; provided, however, that this Agreement shall not be assignable by any party hereto without the prior written consent of the other parties. Any purported assignment in violation of this Agreement will be void ab initio.

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9.11        Remedies. Notwithstanding any other provision of this Agreement, the parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). Subject to the following sentence, (a) it is accordingly agreed that in the event of a breach (or threatened breach) of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity and (b) each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto, and any requirement under any Law to post security as a prerequisite to obtaining equitable relief. Any party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement or the Commitment Letter and to enforce specifically the terms and provisions of this Agreement or the Commitment Letter shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything herein to the contrary, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause Mr. Shuipan Lin to fund the Equity Financing at the Effective Time shall be subject to the requirements that (i) all of the conditions in Sections 7.1 and 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), and (ii) the Company has irrevocably confirmed that if the Equity Financing is funded, then it would take such actions that are within its control to cause the consummation of the transactions contemplated by this Agreement to occur, and would have no reason to believe that such action will not be effective to cause such consummation. For the avoidance of doubt, while Parent or the Company may pursue both a grant of specific performance and the payment of the Termination Fee under Section 8.3(a) or the Parent Termination Fee under Section 8.3(b), as the case may be, under no circumstances shall Parent or the Company be permitted or entitled to receive both a grant of specific performance that results in a Closing and monetary damages, including all or any portion of the Termination Fee or the Parent Termination Fee, as the case may be.

9.12        Counterparts; Signatures. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PAN LONG COMPANY LIMITED

By:	/s/ Shuipan Lin
Name: Shuipan Lin
Title: Director

PAN LONG INVESTMENT HOLDINGS LIMITED

By:	/s/ Shuipan Lin
Name: Shuipan Lin
Title: Director

EXCEED COMPANY LTD.

By:	/s/ Jichun Jin
Name: Jichun Jin
Title: Chairman of the Special Committee

APPENDIX 1
PLAN OF MERGER

Part I: Articles of Merger

ARTICLES OF MERGER

in accordance with Part IX of the BVI Business Companies Act, 2004

(the “BC Act”)

These Articles of Merger entered into on [●] by and between:

(1)	Exceed Company Ltd. (the “Surviving Company), a BVI Business Company incorporated under the BC Act on 21 April 2009 and whose registered office is located at [●], and which Surviving Company shall be authorised to issue a maximum of 50,000 shares of US$1.00 each; and

(2)	Pan Long Investment Holdings Limited (the “Merging Company”) a BVI Business Company incorporated under the BC Act on 1 November 2013) and whose registered office is located at265 Main Street, Road Town, Tortola, British Virgin Islands.

WITNESSETH as follows:

1.	The parties hereto do hereby adopt the Plan of Merger, a copy of which is annexed hereto, to the intent that the merger shall be effective on [●] (the “Effective Date”).

2.	The Memorandum and Articles of Association of the Merging Company were registered by the Registrar of Corporate Affairs in the British Virgin Islands on [●].

3.	The Memorandum and Articles of Association of the Surviving Company were registered by the Registrar of Corporate Affairs in the British Virgin Islands on [●].

4.	The Merger was approved for the Merging Company:

(a)	by resolutions of its directors dated [●]; and

(b)	by resolutions of its shareholders dated [●].

5.	The Merger was approved for the Surviving Company:

(a)	by resolutions of its directors dated [●]; and

(b)	by resolutions of its shareholders dated [●].

6.	The Surviving Company has complied with all the applicable provisions of the laws of the British Virgin Islands and the Merging Company has complied with all the applicable provisions of the laws of the British Virgin Islands; to enable them to merge on the Effective Date.

Appendix 1-1

7.	These Articles of Merger may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused these Articles of Merger to be executed on the date first set out in these Articles of Merger.

SIGNED for and on behalf of Exceed Company Ltd. by:	)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)

SIGNED for and on behalf of Pan Long Investment	)
Holdings Limited by:	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)

Appendix 1-2

Part II: Plan of Merger

THIS PLAN OF MERGER is made on [●].

BETWEEN

(1)	Pan Long Investment Holdings Limited, a business company with limited liability incorporated under the BVI Business Companies Act, 2004 (the “Companies Laws”) of the British Virgin Islands on November 1, 2013, with its registered office situated at 263 Main Street, Road Town, Tortola, British Virgin Islands (“Merger Sub”); and

(2)	Exceed Company Ltd., a business company with limited liability incorporated under the Companies Laws on April 21, 2009, with its registered office situated at [●] (“Exceed” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and Exceed have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated December 2, 2013 made between Pan Long Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, Merger Sub and Exceed, a copy of which is attached as Annex A to this Plan of Merger (and which constitutes part of this Plan of Merger) and under the provisions of Part IX of the Companies Law.

(b)	This Plan of Merger is made in accordance with section 170 of the Companies Law.

WITNESSETH

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Pan Long Investment Holdings Limited and Exceed Company Ltd.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be Exceed Company Ltd.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at [●].

AUTHORISED AND ISSUED SHARE CAPITAL

Appendix 1-3

4.	Immediately prior to the Merger, Merger Sub was authorized to issue a maximum of 50,000 shares of par value per share of US$1.00, of which one share has been issued, and such share is entitled to vote on the Merger.

5.	Immediately prior to the Merger, Exceed was authorized to issue a maximum of 60,000,000 shares of par value per share of US$0.0001, divided into 55,000,000 ordinary shares of par value per share of US$0.0001, of which 33,736,313 ordinary shares had been issued (all of which are entitled to vote on the Merger) and 5,000,000 preferred shares of par value per share of US$0.0001, none of which were issued and outstanding.

6.	The Surviving Company shall be authorized to issue a maximum of 50,000 shares of par value per share of US$1.00.

7.	In accordance with the terms and conditions of the Agreement:

(a)	On the Effective Date (as defined below), (i) Each ordinary share of Exceed (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time other than any Excluded Shares (as defined in the Agreement) shall be cancelled in exchange for the right to receive the Merger Consideration (as defined in the Agreement); (ii) all Excluded Shares shall be cancelled for no consideration; and (iii) each share of Merger Sub shall be converted into and continue as an ordinary share of the Surviving Company.

(b)	Dissenting Shares (as defined in the Agreement) shall be cancelled in accordance with Section 179 of the Companies Law upon payment of fair value for the Dissenting Shares unless any holders of Dissenting Shares fail to validly exercise or shall withdraw their dissenters’ rights in which event they shall receive the Merger Consideration.

8.	On the Effective Date the ordinary shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to ordinary shares;

Appendix 1-4

in each case as set out in the Memorandum of Association and Articles of Association of the Surviving Company.

EFFECTIVE DATE

9.	The Merger shall take effect on [●] (the “Effective Date”).

PROPERTY

10.	On the Effective Date the Surviving Company shall have all rights, privileges, immunities, powers, objects and purposes of each of the Constituent Companies, assets of every description, including choses in action and the business of each of the Constituent Companies, shall immediately vest in the Surviving Company and the Surviving Company shall be liable for all claims, debts, liabilities and obligations of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

11.	The Memorandum of Association and Articles of Association of Merger Sub immediately prior to the Effective Date, shall become the Memorandum of Association and Articles of Association of the Surviving Company on the Effective Date (save for references to the name, the registered office (which shall be at [●]) and the registered agent (which shall be [●]). A copy of the amended and restated Memorandum of Association and Articles of Association of the Surviving Company are attached as Annex B to the Plan of Merger.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

SECURED CREDITORS

13.

(a)	Merger Sub has no secured creditors; and

(b)	Exceed has no secured creditors.

Appendix 1-5

RIGHT OF TERMINATION

14.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

Each of the undersigned has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the names below.

Appendix 1-6

APPENDIX 2
ROLLOVER SHAREHOLDERS

Rollover Shareholder Name	Address Facsimile	Rollover Shares
Shuipan Lin	c/oTiancheng Int'l Investment Group Limited No. 103, Qiancanggong Road Huatingkou Village Chendai Town Jinjiang City Fujian Province P.R.China Attention: Shiupan Lin Facsimile: +86 0595 8206 9999	12,822,986
Tiancheng Int'l Investment Group Limited	No. 103, Qiancanggong Road Huatingkou Village Chendai Town Jinjiang City Fujian Province P.R.China Attention: Shiupan Lin Facsimile: +86 0595 8206 9999	2,037,053
HK Haima Group Limited	Room 18 Unit A 14/F Shu On Commercial Building 112-114 Des Voeux Road Central Hong Kong Attention: Zhuang Huixin Facsimile: +86 595 8268 5533	1,018,527
Wisetech Holdings Limited	PO Box 314, 3rd Floor, 18 Fort Street George Town, Grand Cayman KY1-1104, Cayman Islands Facsimile: +1 284 494 5132 +852 2801 4882	1,583,114
Windtech Holdings Limited	PO Box 314, 3rd Floor, 18 Fort Street George Town, Grand Cayman KY1-1104, Cayman Islands Facsimile: +1 284 494 5132 +852 2801 4882	2,374,670

Appendix 2-1

Rollover Shareholder Name	Address Facsimile	Rollover Shares
RichWise International Investment Group Limited	Room 4101, Landmark, 4028 Jintian Road Futian District Shenzhen, P.R.China Attention: Kenry Shi Facsimile: +86 755 8283 9966	1,907,180
Dongdong Ding	c/o Tiancheng Int'l Investment Group Limited No. 103, Qiancanggong Road Huatingkou Village Chendai Town Jinjiang City Fujian Province P.R.China Facsimile: +86 0595 8206 9999	100,000
Eagle Rise International Limited	Room 2303, No. 12 Building, 6 Dingtaifenghua, Qianhai Road, Nanshan District, Shenzhen, P.R.China Attention: LIU Zenghong Facsimile: +86 755 8283 9933	300,000

Appendix 2-2